EXHIBIT 99.1

Just Energy Group Inc. Announces Election of Directors

TORONTO, June 27, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (TSX:JE) (NYSE:JE) (“Just Energy”), announces that at its annual general meeting of shareholders held today, each of the eight individuals nominated at the meeting was elected a director of Just Energy to serve until the next annual meeting of shareholders of Just Energy or until their successors are elected or appointed.  Prior to the meeting, proposed nominees, Mr. James Lewis and Ms. Deborah Merril, requested that their respective nominations be withdrawn, after assessing the preliminary proxy response to their proposed nominations.

The results of the shares voted in respect of each director elected are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
John A. Brussa	53,764,738	75.34	17,595,282	24.66
R. Scott Gahn	67,204,375	94.18	4,155,645	5.82
H. Clark Hollands	70,513,580	98.81	846,440	1.19
Rebecca MacDonald	58,603,707	82.12	12,756,313	17.88
Patrick McCullough	66,163,441	92.72	5,196,579	7.28
Brett A. Perlman	67,200,060	94.17	4,159,960	5.83
M. Dallas H. Ross	66,927,880	93.79	4,432,140	6.21
William F. Weld	65,900,900	92.35	5,459,120	7.65

In addition, all other resolutions tabled at the meeting were approved by Just Energy’s shareholders, including the appointment of Ernst & Young LLP as auditors and the advisory “Say-on-Pay” vote.  Detailed voting results for all resolutions will be posted under Just Energy’s SEDAR profile at www.sedar.com and on the U.S. Securities Exchange Commission’s website at www.sec.gov

About Just Energy Group Inc.

Established in 1997, Just Energy is a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves approximately 1.6 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, EdgePower, Green Star Energy, Hudson Energy, Interactive Energy Group, Tara Energy and terrapass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

Michael Cummings
Investor Relations
Alpha IR
617-982-0475
michael.cummings@alpha-ir.com